Filed Pursuant to Rule 424(b)(2)
Registration Statement No.: 333-142044
CALCULATION OF REGISTRATION FEE

	Proposed maximum
	aggregate offering	Amount of
Title of each class of securities being registered	price	registration fee(1)
Common stock, par value $1.00 per share	$900,000,000	$50,220

(1)	Calculated in accordance with Rule 457(o), based on the proposed maximum aggregate offering price, and Rule 457(r) under the Securities Act of 1933, as amended. A total of $41,850 was previously paid in connection with the filing of the Prospectus Supplement filed with the Securities and Exchange Commission on June 12, 2009. After application of the $41,850 previously paid, $8,370 is being paid at this time.

ADDENDUM TO THE PROSPECTUS SUPPLEMENT DATED JUNE 12, 2009
(To Prospectus dated April 11, 2007)
The Hartford Financial Services Group, Inc.
$900,000,000
Common Stock

     This addendum to the prospectus supplement and accompanying prospectus relates to the offer and sale from time to time of shares of our common stock, par value $0.01 per share, through Goldman, Sachs & Co., as our sales agent, or to Goldman, Sachs & Co., for resale over a period of time and from time to time in transactions at then-current market prices, pursuant to an equity distribution agreement. On August 5, 2009, we and Goldman, Sachs & Co. entered into an amendment to the equity distribution agreement, the sole purpose of which was to increase the maximum aggregate offering price of the shares of our common stock that can be offered and sold pursuant to the equity distribution agreement from $750,000,000 to $900,000,000. As a result, all references to “$750,000,000” in the prospectus supplement dated June 12, 2009 shall be deleted and substituted with “$900,000,000” in lieu thereof. The maximum number of shares to be sold in the offering remains 60,000,000 as disclosed in the prospectus supplement dated June 12, 2009.
     We will pay Goldman, Sachs & Co. a commission, or allow a discount, as the case may be, in each case equal to (a) 1.50% in respect of the sales generating the first $500,000,000 of the gross proceeds of the shares sold pursuant to this prospectus addendum and the prospectus supplement, (b) 1.375% in respect of the sales generating the next $250,000,000 of such gross proceeds thereafter and (c) 1.25% of such gross proceeds from sales thereafter. The net proceeds we receive from the sale of the shares to which this prospectus addendum and the prospectus supplement relate will be the gross proceeds received from such sales less those commissions or discounts and any other costs we may incur in issuing the shares. See “Plan of Distribution” for further information.
     Investing in the shares of our common stock involves risks. See “Risk Factors” on page S-2 of the prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus addendum, the prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.
Prospectus Addendum dated August 5, 2009